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                            January 17, 2024

       Guillermo Trias
       Chief Executive Officer/President of the Sponsor
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street, Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Amendment No. 2 to
Registration Statement of Form S-1
                                                            Filed January 10,
2024
                                                            File No. 333-276254

       Dear Guillermo Trias:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note that you issued a press release on January 10, 2024 related to the offering contemplated by this
registration statement. We also note that you issued a second press release on January 11,
2024 to correct the first press release by stating that the
                                                        Fund presently does not
hold spot bitcoin in its portfolio. Please provide us with your analysis of these press
releases under the federal securities laws, including whether they constitute written
offers related to the securities included in this registration statement. Please note
that we may have additional comments following our review of your response.
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January 17,NameTidal
            2024     Commodities Trust I
January
Page 2 17, 2024 Page 2
FirstName LastName
The Offering
Inter-Series Limitation on Liability, page 9

2. Refer to your response to comment 9. Your revised disclosure page 9 that "a series will not be responsible for or affected by any liabilities or losses of or claims against any other series, except for non-recurring, unusual or extraordinary expenses" is inconsistent with your disclosure on page 10 that "[g]eneral expenses of the Trust will be allocated among the Fund and any future series of the Trust as determined by the Sponsor in its discretion." Please revise for consistency and clarity regarding which of the Trust's expenses may be allocated to the Fund and other series of the Trust. In this regard, we note your disclosure on pages 72 and 73 that states that the Sponsor, the Administrator, the Cash Custodian, the Transfer Agent, the Bitcoin Custodian, the Marketing Agent and
         the Digital Asset Adviser are indemnified by the Trust.
Fund Expenses, page 10

3. Refer to your response to comment 14. Your disclosure on pages 10, 27 and throughout that "[t]he Fund pays all of its non-recurring and unusual fees and expenses, if any, as determined by the Sponsor" and that "[n]on-recurring and unusual fees and expenses are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses" appears to be inconsistent with your disclosure on page 10 that "[t]he Trust may be required to indemnify the Sponsor, and the
         Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or
         Administrator, under certain circumstances." Please revise for consistency and clarify the situations in which the Fund is responsible for indemnification expenses and the situations in which the Trust and/or the Sponsor is responsible for indemnification expenses.
Net Asset Value, page 10

4. Please revise your disclosure on page 10 to clarify, if true, that, to the extent FBSP methodology is unavailable, the value of the Fund's bitcoin will be determined by using the NQBTCS or will be fair valued in accordance with the policy approved by the
         Sponsor. In addition, please revise your disclosure on page 78 to describe the fair value policy approved by the Sponsor to determine the value of the Fund's bitcoin, and describe the criteria the Sponsor will use to determine that the FBSP calculation should not be used to value the Fund's bitcoin.
What Are The Risk Factors Involved With An Investment In The Fund
Risks Related to Bitcoin and the Bitcoin Network
"Forks" in the Bitcoin Network could have adverse effects, page 13

5. Refer to your response to comment 2. We note your disclosure on pages 13 and 67 that
         "any decisions or actions related to airdrops or forks involving the
Fund   s assets will align
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January 17,NameTidal
            2024     Commodities Trust I
January
Page 3 17, 2024 Page 3
FirstName LastName
         with the guidelines set forth by the CME" and your disclosure on page 79 that
         "[t]he valuation policies of the Fund address potential for a blockchain for a crypto asset to diverge into different paths and airdrops." Please revise these statements to clarify that respect to any fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Currency and that the only crypto asset to be held by the Fund will be bitcoin.
The Fund's Service Providers
Contractual Arrangements with the Sponsor and Third-Party Service Providers Sponsor, page 72

6. Refer to your response to comment 20. Your disclosure that pursuant to the Trust
         Agreement the "[S]hareholders shall have the right to vote on any amendment (i) if expressly required under Delaware or federal law or regulations or rules of any exchange,
         (ii) submitted to them by the Sponsor in its sole discretion, or (iii) if it would impair the right of a Shareholders to surrender baskets of Shares and receive the amount of Trust property represented" is inconsistent with your disclosure on pages 6 and 85 that
         "Shareholders representing at least a majority (over 50%) of the outstanding Shares of the
         Trust, voting together as a single class . . . may vote to (i) continue the Trust by electing a successor Sponsor . . . , and (ii) approve amendments to the Trust Agreement that impair the right to surrender Redemption Baskets for redemption" and " that [S]hareholders holding Shares representing seventy-five percent (75%) of the outstanding Shares of the
         Trust, voting together as a single class . . . may vote to dissolve the Trust upon not less
         than ninety (90) days    notice to the Sponsor." Please revise for
clarity and consistency.
7.       Refer to your response to comment 20. Your revised disclosure on page
72 that
         [S]hareholders shall have the right to vote on any amendment . . . "[i]f it would impair the right of Shareholders to surrender baskets of Shares and receive the amount of Trust property represented" is inconsistent with your disclosure throughout that only Authorized
         Purchasers may redeem Shares. Please revise for clarity and consistency.
Bitcoin Custodian, page 73

8. Refer to your response to comment 20. We note your revised disclosure on page 73 that
         "[t]he agreement obligated the Bitcoin Custodian to maintain insurance coverage." Please revise to clarify that the BitGo Custodial Services Agreement continues to obligate the
         Bitcoin Custodian to maintain insurance. In addition, please revise your disclosure to describe the limitations of liability pursuant to the agreement with the Bitcoin Custodian.
Calculating NAV
Valuation of Bitcoin Futures Contracts, page 78

9. Refer to your response to comment 22. We note your disclosure on page 78 that, when a
         Bitcoin Futures Contract has closed at its daily price fluctuation limit, the Sponsor will estimate the price at which its would be trading in the absence of the price fluctuation
 Guillermo Trias
Tidal Commodities Trust I
January 17, 2024
Page 4
         limit by reference to "exchange trade instruments at 4:00 p.m. E.T. on settlement day."
         Please revise to clarify what you mean by "exchange trade instruments" in this context. In addition, please revise to disclose here the daily settlement price that the CME publishes when the Bitcoin Future Contracts close at their price fluctuation limit for the day, and please revise to disclose here the methodology that the CME uses to calculate the settlement prices in situations where the trading of Bitcoin Futures Contracts is halted and a two-sided market is not available during the closing period. Also describe the
         Sponsor's methodology in determining the value of the Bitcoin Futures Contracts in situations when the trading of Bitcoin Futures Contracts is halted. The Futures-Based Spot Price for bitcoin, page 78

10. Your disclosure on page 78 that, "[i]f, for whatever unexpected reasons, this price could not be calculated by [the FBSP] methodology or the Sponsor in its sole discretion
         determines that this methodology should not be used, the Fund   s
bitcoin holdings may be
         priced using the NQBTCS or be fair valued in accordance with the policy approved by the
         Sponsor" is inconsistent with your disclosure on page 10 that "[t]o extent FBSP methodology is unavailable, the Sub-Administrator will fair value the
Fund   s
         investments." Please revise for clarity and consistency.
Use of Proceeds, page 83

11. Refer to your response to comment 28. Please revise to clarify whether the Sponsor's policy in connection with redemptions is to first liquidate your cash equivalents or to first liquidate your MBT and/or BTC Contracts. In addition, we note the bullet pointed list on page 83. Please revise to clarify what this list is in reference to. Exhibits and Financial Statement Schedules, page II-2

12. Please include the Support Agreement as an exhibit to your registration statement.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameGuillermo Trias                               Sincerely,
Comapany NameTidal Commodities Trust I
                                                                Division of
Corporation Finance
January 17, 2024 Page 4                                         Office of
Crypto Assets
FirstName LastName